UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DELMAR PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
247078108 (CUSIP Number of Common Stock Underlying Warrants)

Jeffrey A. Bacha
Chief Executive Officer and President
Suite 720 -- 999 West Broadway
Vancouver, British Columbia CANADA V5Z 1K5
Phone: (604) 629-5989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 100006
(212) 398-1207
Fax: (212) 930-9725

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1)(2)
$8,183,975	$1,054.10

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 9,195,478 shares of common stock (the “Offer to Amend and Exercise”), including: outstanding warrants to purchase 9,195,478 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on January 25, 2013, January 31, 2013, February 8, 2013 February 21, 2013, February 28, 2013, March 1, 2013 and March 6, 2013. The transaction value is calculated pursuant to Rule 0-11 using $.89 per share of common stock, which represents the average of the high and low sales price of the common stock on June 5, 2014.

(2)	Calculated by multiplying the transaction value by .0001288.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Company”). The address and telephone number of its principal executive offices are Suite 720 -- 999 West Broadway, Vancouver, British Columbia CANADA V5Z 1K5, telephone (604) 629-5989.

(b)
As of June 6, 2014, the Company has: outstanding warrants to purchase 9,195,478 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the “Investor Warrants”). Pursuant to the Offer to Amend and Exercise, the Investor Warrants will be amended to reduce the exercise price of the Investor Warrants from $0.80 per share to $0.65 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

(c)
As of June 6, 2014, 277,313 Investor Warrants have been exercised at a price of $0.80 per Investor Warrant for 277,313 shares of common stock.  The Company received proceeds of $221,850 from the exercises.

(d)
On June 6, 2014, 3,652,211 Investor Warrants were exercised at a price of $0.65 per Investor Warrant for 3,652,211 shares of common stock.  The Company received gross proceeds of $2,373,937 from the exercises.

(e)
As of June 6, 2014, the Company had 28,947,760 shares of common stock issued and outstanding, 7,044,583 shares of common stock issuable upon exchange of the Exchangeable Shares, warrants to purchase 18,732,485 (including 9,195,478 Investor Warrants) shares of common stock, and options to purchase 3,240,000 shares of common stock.

(f)
No trading market exists for the Investor Warrants. Information about the trading market and price of the Company’s common stock under Section 11: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o DelMar Pharmaceuticals, Inc., Suite 720 -- 999 West Broadway, Vancouver, British Columbia CANADA V5Z 1K5, telephone (604) 629-5989.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Jeffrey A. Bacha, MBA	Chairman of the Board, Chief Executive Officer, President, and Director
Dennis Brown, PhD	Chief Scientific Officer and Director
Scott Praill, CPA	Chief Financial Officer
William Garner, MD	Director
John Bell, FCPA, FCA	Director
Robert J. Toth, MBA	Director

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	None of the Company’s executive officers, directors and affiliates hold Investor Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Item 9 below for a description of the Company’s retention of National Securities Corporation to serve as the Warrant Agent for the Offer to Amend and Exercise.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)
The Company intends to cancel the Investor Warrants upon the exercise of the Investor Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Investor Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Investor Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Investor Warrants who elects to exercise his, her or its Investor Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of June 6, 2014, the Company had 28,947,760 shares of common stock outstanding. The Investor Warrants are exercisable for an aggregate of 9,195,478 shares of common stock. Assuming all Investor Warrants are exercised, the Company’s outstanding shares of common stock would increase to 38,143,238 shares, with the shares issued upon exercise of the Investor Warrants representing 24% of the then outstanding shares of common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
As of June 6, 2014, there are outstanding Investor Warrants to purchase an aggregate of 9,195,478 shares of common stock. None of the Company’s executive officers or directors hold Investor Warrants in this offering:   None of the Company’s executive officers, directors or affiliates hold Investor Warrants.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained National Securities Corporation (“National”) to act as its Warrant Agent, as amended, for the Offer to Amend and Exercise pursuant to an Investment Banking Agreement, attached as Exhibit (d)(1) certain terms of which were extended on May 8, 2014 as  set forth in Exhibit (d)(2), attached hereto to this Schedule TO. National, in accordance with the terms of its warrant agent engagement agreement, shall use reasonable commercial efforts to contact holders of the Investor Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise and to amend and exercise their Investor Warrants.  National will receive a fee equal to 5% of the cash exercise prices paid by holders of the Investor Warrants who participate in the Offer to Amend and Exercise and amend and exercise their Investor Warrants. In addition, the Company has agreed to reimburse National for its reasonable out-of-pocket expenses. If such expenses and fees exceed $1,000, National must thereafter provide invoices to the Company prior to seeking reimbursement and must obtain the Company’s prior approval. We have also issued National a warrant to purchase 300,000 shares of the Company’s common stock at an exercise price of $1.76 per share. The warrant terminates on September 12, 2018. The Company has agreed to indemnify National against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Investor Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

•	Annual Report on Form 10-K filed with the SEC on March 10, 2014 containing audited financial statements for the fiscal years ended December 31, 2013 and 2012;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 15, 2014;

The full text of the Current Report on Form 10-K and the Quarterly Report on Form 10-Q, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.delmarpharma.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: DelMar Pharmaceuticals, Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia CANADA V5Z 1K5; Attn: Corporate Secretary.

(b)	None.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)
Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Investor Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Investor Amended Warrant

	(5)(A)	Annual Report on Form 10-K filed with the SEC on March 10, 2014 containing audited financial statements for the fiscal years ended December 31, 2013 and 2012 and incorporated herein by reference;

	(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, as filed with the SEC on May 15, 2014 and incorporated herein by reference.

	(5) (C)	Post-Effective Registration Statement on Form S-1(Rile No. 333-189337) which registers the resale of the shares of common stock underlying the Investor Warrants (as filed with the SEC on April 17, 2014 and declared effective on April 29, 2014 and incorporated herein by reference)

(b)	Not applicable.

(d)
(1) Investment Banking Agreement, dated August 15, 2013 by and between the Company and National Securities Corporation (“Original Investment Banking Agreement”) certain terms of which were extended on May 8, 2014.

(2) Investment Banking Engagement Agreement extending certain terms of Original Investment Banking Agreement, dated May 8, 2014.

(3) Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 31, 2013.

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELMAR PHARMACEUTICALS, INC.

Date: June 9, 2014	By:	/s/ Jeffrey A. Bacha
Jeffrey A. Bacha
Chief Executive Officer and President
(Principal Executive Officer)

4